UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: February 2018

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

MOTIF BIO PLC

FORM 6-K

APPOINTMENT OF JONATHAN E. GOLD AS INTERIM CHIEF FINANCIAL OFFICER

On February 2, 2018, Motif Bio plc (the “Company”) issued a regulatory news service announcement, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K, announcing that Robert Dickey IV has informed the Company of his intention to resign from his role as chief financial officer.  A search process for a new chief financial officer has commenced and Jonathan E. Gold, currently a non-executive director of the Company, has agreed to serve as interim chief financial officer.  Mr. Dickey will continue to serve in an advisory capacity to ensure a smooth transition.

Mr. Gold has a background of senior financial positions and is currently the managing director of JEG Capital Partners LLC, a family office and asset manager.  He previously was a portfolio manager for the Federated Kaufmann Funds. Prior to that, Mr. Gold was a partner in Amphion Capital and Wolfensohn Partners, where he was active in financing and building life sciences and technology companies.

The information contained in this report on Form 6-K, except for the regulatory news service announcement attached as Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333- 222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1	Regulatory news service announcement issued by Motif Bio plc, dated February 2, 2018, entitled “Appointment of Jonathan E. Gold as Interim Chief Financial Officer”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

	By:	/s/ Graham Lumsden
	Name:	Graham Lumsden
	Title:	Chief Executive Officer

Date: February 5, 2018